As Filed with the Securities and
Exchange Commission on July 24, 2006.                Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                                COMPASS GROUP PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)
                                ENGLAND AND WALES
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===========================================================================================================================
         Title of each class                         Amount          Proposed maximum      Proposed maximum     Amount of
          of Securities to                            to be          Aggregate price           aggregate       registration
            be registered                          registered           per unit (1)       offering price (1)      fee
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by            100,000,000             $.05               $5,000,000         $535.00
American Depositary Receipts, each American         American
Depositary Share evidencing one ordinary           Depositary
share of Compass Group PLC.                          Shares
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statements on Form F-6 (Nos. 33-0618, 333-13646 and 333-120217) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

(1)   Name and address of Depositary                Introductory Paragraph

(2)   Title of American Depositary Receipts and     Face of American Depositary
      identity of deposited securities              Receipt, top center

      Terms of Deposit:

      (i)    The amount of deposited securities     Face of American Depositary
             represented by one unit of American    Receipt - upper right corner
             Depositary Shares

      (ii)   The procedure for voting, if any,      Paragraphs (15) and (16)
             the deposited securities

      (iii)  The collection and distribution of     Paragraphs (12), (14) and
             dividends                              (15)

      (iv)   The transmission of notices, reports   Paragraphs (11), (15) and
             and proxy soliciting material          (16)

      (v)    The sale or exercise of rights         Paragraph (13)

      (vi)   The deposit or sale of securities      Paragraphs (12) and (17)
             resulting from dividends, splits or
             plans of reorganization

      (vii)  Amendment, extension or termination    Paragraphs (20) and (21)
             of the Deposit Agreement

      (viii) Rights of holders of receipts to       Paragraph (11)
             inspect the transfer books of the
             Depositary and the list of holders
             of receipts

      (ix)   Restrictions upon the right to         Paragraphs (2), (3), (4),
             deposit or withdraw the underlying     (5), (6) and (8)
             securities

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

      (x)    Limitation upon the liability of the   Paragraphs (13) and (18)
             Depositary

(3)   Fees and Charges                              Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                    Location in Form of
         -----------------------                    American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

2(a)     Statement that  Compass Group PLC          Paragraph (11)
         furnishes the Commission with certain
         public reports and documents required
         by foreign law or otherwise under Rule
         12g3-2(b) under the Securities Exchange
         Act of 1934 and that such reports and
         documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of June 28, 2001, among Compass Group PLC (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-13646 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of June 28, 2001, among Compass Group PLC, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 24, 2006.

                                                    By: THE BANK OF NEW YORK,
                                                          as Depositary

                                                    By: /s/  David S. Stueber
                                                        ---------------------
                                                    Name: David S. Stueber
                                                    Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Compass Group PLC has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in England and Wales on July 24, 2006.

                                                COMPASS GROUP PLC

                                                By: /s/  Richard Cousins
                                                    ----------------------------
                                                    Name: Richard Cousins
                                                    Title: Group Chief Executive

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on July 24, 2006.

Name                                        Title

/s/ Richard Cousins                         Group Chief Executive and Member
-------------------------                   of the Board
Richard Cousins                             (Principal Executive Officer)

/s/ Andrew Martin                           Group Finance Director and Member
-------------------------                   of the Board
Andrew Martin                               (Principal Financial Officer)

/s/ John Franke                             Group Financial Controller
-------------------------                   (Principal Accounting Officer)
John Franke

/s/ Sir Roy Gardner                         Chairman and Member of the Board
-------------------------
Sir Roy Gardner

/s/ Peter Blackburn CBE                     Member of the Board
-------------------------
Peter Blackburn CBE

/s/ Peter Cawdron                           Member of the Board
-------------------------
Peter Cawdron

/s/ Val Gooding CBE                         Member of the Board
-------------------------
Val Gooding CBE

/s/ Sven Kado                               Member of the Board
-------------------------
Sven Kado


-------------------------                   Member of the Board
Steve Lucas

/s/ Tom Ondrof                              Authorized Representative in the
-------------------------                   United States
Tom Ondrof

                                INDEX TO EXHIBITS

Exhibit
Number
--------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.